K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

October 12, 2018
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Kathy Churko

Re:	Evanston Alternative Opportunities Fund
File No.: 811-22904; 333-219360

Dear Ms. Churko,

We have received the Staff’s comments on Form N-CSR for the fiscal year ended March 31, 2018 (the “N-CSR”) for Evanston Alternative Opportunities Fund (the “Fund”) filed with the Commission on June 8, 2018.  The Staff’s comments were received telephonically on October 3, 2018 (the “Comments”).  We respectfully submit this response letter on behalf of the Fund.
The Fund’s responses to the Comments are below and any changes noted would be reflected in the Fund’s N-CSR filings going forward.  We believe that the responses are fully responsive to the Staff’s comments and resolve any matters raised.  We have, for the convenience of the Staff, repeated below the Comments followed by the Fund’s response.  Defined terms have the same meanings as used by the Fund in the N-CSR.

1.	The report of the independent registered public accounting firm does not include the auditor’s city and state below the auditor’s signature. Please explain.
Response:  The Fund respectfully notes that the city and state of the Fund’s independent registered public accounting firm are included on the auditor’s letterhead as shown below:

1

2.	Please explain the process for paying the Trustees and when the “Trustees fees payable” amount was settled.
Response:  Trustees’ fees are typically paid quarterly.  With respect to the $45,000 amount reflected as “Trustees fees payable” under “Liabilities” in the Fund’s Statement of Assets and Liabilities, $22,500 was paid on May 15, 2018 and $22,500 was paid on July 17, 2018.
3.	With respect to the Fund’s Financial Highlights, please explain how the Fund calculates total return and provide the applicable calculation.
Response:  The Fund’s total return is calculated in accordance with Item 4, Instruction 13 of Form N-2.1  Pursuant to that instruction, the total return calculation: (1) assumes a purchase of common shares at the current market price on the first day and a sale at the current market price on the last day of each period reported on the table; (2) does not reflect a sales load; and (3) assumes reinvestment of dividends and distributions at prices obtained by the Fund’s dividend reinvestment plan.  Accordingly, a shareholder’s NAV per share amount is adjusted downwards each year due to issuance of a December 31 dividend, but the number of shares held by the shareholder is then increased as of January 1 of the following year to reflect the reinvestment of the dividend.
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Thank you for your attention to these matters.  If you have any questions, please call me at (617) 951-9209.

Very truly yours,

/s/ Pablo J. Man
Pablo J. Man

1 Item 1 of Form N-CSR requires the Fund to include a copy of the report transmitted to stockholders pursuant to Rule 30e-1 under the Investment Company Act of 1940, as amended (“1940 Act”), which in turn requires “a report containing the information required to be included in such reports by the company's registration statement form under the 1940 Act.”